# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Metalpha Technology Holding Ltd, CIK 0001682241
CUSIP: G28365107
Title of class of securities: Ordinary Shares, Par Value US$0.0001 Per Share
Address of issuer's principal executive offices: Suite 5506-07, Central Plaza, 18 Harbour Road Wan Chai, Hong Kong, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 05/12/2026
Filed by CIK 0001979907
Persons authorized to receive notices and communications: Bingzhong Wang, Suite 5506-07, Central Plaza, 18 Harbour Road, Wan Chai,, Hong Kong, Hong Kong (K3), 000000, 852 35652921

## Reporting persons
- Bingzhong Wang (CIK 0001979907): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 3,530,430; shared voting power 3,049,912; sole dispositive power 3,530,430; shared dispositive power 3,049,912; aggregate amount beneficially owned 6,580,342 (13.6% of the class)
  Comment: Note to Rows (7) and (9): Represents (i) 2,330,430 Ordinary Shares held directly by Mr. Wang, and (ii) 1,200,000 Ordinary Shares issuable upon exercise of the PIPE Warrants held by Mr. Wang.
  
  Note to Rows (8) and (10): Represents 3,049,912 Ordinary Shares held by MetaSphere Limited, an entity wholly owned by Ms. Xisha Hu, spouse of Mr. Wang. Mr. Wang disclaims beneficial ownership of any Ordinary Shares directly or indirectly owned by MetaSphere Limited or Ms. Xisha Hu.
  
  Note to Row (13): Percentage of class is calculated based on a total of 48,313,236 Ordinary Shares, which consists of (i) 47,113,236 Ordinary Shares outstanding as of March 9, 2026, which is provided by the Issuer and (ii) 1,200,000 Ordinary Shares issuable to Mr. Wang upon the exercise of the PIPE Warrants.
- Xisha Hu: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 3,049,912; sole dispositive power 0; shared dispositive power 3,049,912; aggregate amount beneficially owned 3,049,912 (6.5% of the class)
  Comment: Note to Rows (8), (10) and (11): Represents 3,049,912 Ordinary Shares held of record by MetaSphere Limited, a company incorporated in Samoa and wholly owned by Ms. Xisha Hu.
  
  Note to Row (13): Percentage of class is calculated based on 47,113,236 Ordinary Shares outstanding as of March 9, 2026, which information was provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, Par Value US$0.0001 Per Share
Name of issuer: Metalpha Technology Holding Ltd
Address of issuer's principal executive offices: Suite 5506-07, Central Plaza, 18 Harbour Road Wan Chai, Hong Kong, Hong Kong (K3), 000000
Comment:
Explanatory Note

This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on June 7, 2023 (as amended by Amendment No. 1 filed on January 14, 2026, and Amendment No. 2 filed on March 17, 2026, the "Original Schedule 13D"), relating to the Ordinary Shares, par value US$0.0001 per share (the "Ordinary Shares"), of Metalpha Technology Holding Ltd (the "Issuer").

This Amendment is being filed jointly by Mr. Bingzhong Wang and Ms. Xisha Hu (collectively, the "Reporting Persons"). This Amendment updates the disclosure to reflect Mr. Wang's receipt of Ordinary Shares in an in-kind distribution from a fund.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) This Statement is being filed jointly by Mr. Bingzhong Wang and Ms. Xisha Hu pursuant to Rule 13d-1(k) promulgated under the Act. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.1. Ms. Xisha Hu is the spouse of Mr. Bingzhong Wang.
Residence or business address: (b) The business address for both Reporting Persons is 36A, Tower 1, Maya, 15th Sze Shan St, Yau Tong, Hong Kong, CHINA, 999077.
Present principal occupation or employment: (c) Mr. Wang is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. Ms. Hu is Chief Executive Officer of Metalpha Limited, the Issuer's wholly-owned trading business subsidiary.
Criminal convictions in the last five years: (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: (e) During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: (f) Both Reporting Persons are citizens of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As previously reported by Mr. Wang in Amendment No. 2, on March 13, 2026, MetaSphere Limited, an entity wholly-owned by Ms. Hu, received an aggregate of 3,049,912 Ordinary Shares as a gift from Mr. Hu Xianqun, father of Ms. Hu. The transfer was effected as a gift for no consideration.

On May 12, 2026, the Reporting Person received an aggregate of 434,520 Ordinary Shares in an in-kind distribution from LSQ Management Limited, in which the Reporting Person is a shareholder. The distribution was made without additional consideration paid by the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Ms. Hu acquired the Ordinary Shares through MetaSphere Limited for investment purposes. The Reporting Persons may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by them at any time, depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, and other factors.

Except as set forth herein, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Mr. Wang beneficially owns an aggregate of 6,580,342 Ordinary Shares (which includes 1,200,000 Ordinary Shares issuable upon exercise of the PIPE Warrants), representing approximately 13.6% of the outstanding Ordinary Shares. This percentage is based on 47,113,236 Ordinary Shares outstanding as of March 9, 2026, which information was provided by the Issuer, plus the 1,200,000 Ordinary Shares underlying Mr. Wang's PIPE Warrants.

Ms. Hu beneficially owns an aggregate of 3,049,912 Ordinary Shares held of record by MetaSphere Limited, representing approximately 6.5% of the outstanding Ordinary Shares. This percentage is based solely on 47,113,236 Ordinary Shares outstanding as of March 9, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
(b) For Mr. Wang:
(i) Sole power to vote or direct the vote: 3,530,430
(ii) Shared power to vote or direct the vote: 3,049,912
(iii) Sole power to dispose or direct the disposition: 3,530,430
(iv) Shared power to dispose or direct the disposition: 3,049,912

For Ms. Hu:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 3,049,912
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 3,049,912
Transactions in the class effected during the past sixty days: (c) Except as disclosed in Item 3 of this Amendment regarding the in-kind distribution of 434,520 Ordinary Shares to Mr. Wang on May 12, 2026, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons, except that MetaSphere Limited has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,049,912 Ordinary Shares held of record by it.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this Amendment, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 99.1 - Joint Filing Agreement, dated May 14, 2026, by and between Bingzhong Wang and Xisha Hu.

## Signatures
- Bingzhong Wang: /s/ Bingzhong Wang, Bingzhong Wang (05/14/2026)
- Xisha Hu: /s/ Xisha Hu, Xisha Hu (05/14/2026)